ADVANCED BATTERY TECHNOLOGIES, INC.
21 West 39th Street, Suite 2A
New York, NY 10018
212-391-2752
212-391-2751 (fax)

September 8, 2006
VIA EDGAR
Gary Todd
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Advanced Battery Technologies, Inc.
Form 10-KSB for the year ended December 31, 2005
Filed April 14, 2006
File No. 000-13337

Dear Mr. Todd:

I am writing in response to your letter to Guohua Wan dated July 28, 2006. The Staff’s comments that were set forth in your letter are repeated below, each followed by our response.

1.
You indicate that operating expense for 2004 included $1.56 million of stock-based compensation paid to employees. We also see that shares issued to employees were valued at $2.26 million in 2004. Please tell us how the excess over the amount expensed in 2004 was presented in the financial statements as of December 31, 2004; and how any amount unamortized as of December 31, 2004 was accounted for and presented in the financial statements for 2005.

Response to Comment 1:

The excess over the amount expensed in 2004 was presented in the financial statements as part of “Prepaid Expenses” as of December 31, 2004. $70,000 unamortized amount was subsequently expensed in the financial statements of 2005 and the unamortized amount was also presented as part of “Prepaid Expenses” as of December 31, 2005.

2.
You indicate that you reversed the valuation allowance for operating loss carry forwards in 2005 “as detailed in Note 9.” However, the notes to financial statements do not appear to include a footnote 9. We also see no footnote disclosure about reversal of any valuation allowances nor do we see any amounts attributed to income taxes on the statement of operations. Please tell us where the disclosures referred to are presented in the notes to financial statements and fully explain this disclosure.

Response to Comment 2:

There was an omission of footnote 9 in our Form 10KSB for year ended December 31, 2005 filed on April 14, 2006. The Company will file an amendment to the Form 10KSB in correcting this omission and will include footnote 9 as follow:

9.	INCOME TAXES

ABAT files consolidated Federal and state income tax returns. The Company's BVI subsidiary is exempt from income taxes. The Company's PRC subsidiaries file income tax returns under the Income Tax Law of the People's Republic of China and local income tax laws.

No provision for income tax is made as ABAT has net losses carried forward and the Company’s operating subsidiary in the PRC is entitled to an income tax exemption of 5 years commencing from its first profit-making year under the local income tax laws. The tax benefit arising from the income tax holiday for the year ended December 31, 2005 was USD 202,302 and represented an income tax benefit of USD0.009 per share which was computed using the weighted average number of shares outstanding during the year ended December 31, 2005.

Income tax can be reconciled to the income/ (loss) before minority interests as follow:

	Year ended December 31,
	2005	2004

Income/(loss) before minority interests	$6,946	$(2,439,099)

Expected income tax credit/(charge) at PRC enterprise income tax rate of 33%	2,292	(804,903)
Expenses not deductible for tax purposes	150,651	818,763
Differences in tax depreciation expenses and book depreciation expenses	94,250	(29,259)
Entitlement to an income tax holiday	(202,302)	-
(Reversal of valuation allowances)/valuation allowances	(44,891)	15,399
Income tax	$--	$--

The tax losses brought forward of which a valuation allowance was made against in prior years had been utilized to offset the assessable profits for the year ended 2005. Accordingly, there was a reversal of valuation allowances for the year. As of December 31, 2005, the Company had no tax losses carried forward.

3.
As a related matter, valuation allowances for operating losses should not normally be reversed until there is a reasonable history of taxable income. If you in fact reserved valuation allowances in 2005, provide us a detail and specific analysis of how you applied the requirements of SFAS 109 in reaching your conclusions. Identify all of the relevant positive and negative evidence you considered and thoroughly explain your evaluation of that evidence. Your response should clearly demonstrate the basis in GAAP for your accounting. We may have further comment on income tax upon review of your response.

Response to Comment 3:

The local income tax law applicable to the Company’s subsidiary, ZQ Power-Tech, with official documents obtained from the local government, grants the subsidiary an exemption from all corporation income tax for 5 full years commencing from its first profit-making year. While ZQ Power-Tech is still obligated to file an annual corporation income tax return every year, operation loss from prior years can be used to offset operating income of the current year. The tax exemption year starts from the first profit-making year, which was year 2005 for ZQ Power-Tech. The local tax authority practice requires payment of income tax liabilities based on the filed tax return and a subsequent refund of tax payment upon verification of tax exemption status. On ZQ Power-Tech’s 2004 tax return, it had a net operating loss carried forward. The amount was fully utilized in year 2005 as ZQ Power-Tech has a taxable income calculated based on Chinese GAAP.

The Company reversed the valuation allowance based on the fact that the net operating loss carried forward from 2004 was fully utilized in year 2005. The reversal meets the requirements of SFAS 109.

4.
You indicate that there are approximately 41.6 million common shares outstanding “on the date of this report.” Please show us a roll-forward of outstanding shares from the 25.3 million outstanding on December 31, 2005 to the 41.6 million outstanding as of the unidentified dated. Please identify the date to which you are referring. Also clarify the date in the future filings.

Response to Comment 4:

A roll-forward of outstanding shares is as follows:

Common stock issued and outstanding :
At January 1, 2006	25,337,116
Shares issued for acquisition of minority interests in ZQ Power-Tech	11,780,594
Shares issued for acquisition of a patent	4,400,000
Shares issued to consultants	60,000
At March 31, 2006	41,577,710

5.
You indicate that Mr. Fu received 11.8 million and 4.4 million shares in transactions dated January 6 and January 10, 2006. Accordingly, please show us how the 8.1 million shares attributed to Mr. Fu were determined. Also show us where the 11.8 million was reported on Form 4.

Response to Comment 5:

Mr. Fu held 30% minority interest in ZQ Power-Tech as nominee for 54 investors, all of whom were residents of China. Therefore, he directed the Company to issue the 11.8 million shares directly to those 54 investors. Accordingly, no Form 4 was filed in connection with the transaction, since Mr. Fu never obtained beneficial ownership of the 11.8 million shares.

As reflected in the Form 4 filed on February 15, 2006, the 4.4 million shares that Mr. Fu received in exchange for the patent were added to the 3.7 million shares that Mr. Fu and his wife owned prior to the transaction, yielding the 8.1 million shares attributed to Mr. Fu as disclosed in the 2005 Form 10-KSB.

6.
You disclose that approximately 11.3 million shares were issued to Mr. Fu and two other individuals on January 20, 2005. Please tell us how those shares were allocated and explain how there were no other 5% shareholders.

Response to Comment 6:

The shares were allocated thus: Zhiguo Fu - 5,638,473; Zhijie Fu (no relation to Zhiguo Fu) - 2,819,237; Wenhua Yang - 2,819,237. The failure to identify Zhijie Fu and Wenhua Yang as 5% shareholders in the 2004 Form 10-KSB was an oversight. Messrs. Fu and Yang have since reduced their share ownership, so that they are no longer 5% shareholders.

7.
We see significant amounts attributed to construction in progress as of December 31, 2004 and 2005. Please tell us how your accounting for these projects considers the interest capitalization guidance from SFAS 34. Please be specific in explaining how you considered and applied the requirements of guidance.

Response to Comment 7:

Per SFAS 34, to qualify for interest capitalization, assets must require a period of time to get them ready for their intended use.  Examples are assets that an enterprise constructs for its own use and that applies to our construction in progress. Interest capitalization is required for these assets if its effect, compared with the effect of expensing interest, is material.  The Company did not capitalize interest expenses as the interest expenses attributable to the construction in progress were not material.

8.	In a written response, please quantify and describe the nature and origin of the components of “prepayments, deposits, and other receivables.”

Response to Comment 8:

Prepayments, deposits and other receivables as of December 31, 2005 consist of the following:

Deposit paid to suppliers and vendors	$58,086
Advances to business counterparts	784,183
Advances to staff	47,121
Others	25,697
$915,087

Included in the advances to business counterparts was a prepayment to a consulting company of $102,601 for their services to be rendered in the first half of 2006, the prepayment was charged to expenses as of June 30, 2006. Included in the advances to business counterparts was also a $619,801, equivalent to RMB5,000,000, short term advance to a motor company which collaborate with ZQ- Power Tech on a motor battery research project. The advance is given to the motor company at good faith without interest but repayable in demand. We expect to collect the full amount from the motor company by October 2006.

9.
Show us the components of the gross amount capitalized as prepaid expense arising from shares issued as consulting fees in 2004. Roll forward the gross and net balances from the initial dates of transactions through December 31, 2005. The schedules should reconcile to the corresponding amounts presented on the balance sheets as of December 31, 2004 and 2005.

Response to Comment 9:

Please refer to Exhibit A.

10.
We see that there is a 30% minority interest in ZQ Power. Please show us how the amounts presented in the statement of operations for “minority interest” were measured, explain the basis for the calculations and clarify how the measurements are appropriated in GAAP.

Response to Comment 10:

The minority interest in ZQ Power-Tech’s profit for the year is calculated by taking the profit after taxation and calculating the proportion of the profit that is attributable to the minority. ZQ Power-Tech net income for the year ended December 31, 2005 after US GAAP conversion was $548,608 and $164,583, or 30% of the net income, was attributed to the minority.

11.
On page 20 you disclose that Mr. Fu and two other individuals provided $4.8 million to fund the construction of plant facilities under a loan. You indicate that these individuals were investors in ZQ Power -tech and that loan was satisfied in January 2005 through issuance of 11.3 million shares. However, this does appear to be recorded on the balance sheet as of December 31, 2004; and, we do not see proceeds from loans in this amount from these individuals in the cash flow statements for 2005, 2004 or 2003. In a written response:

•	Identify the period(s) when the $4.8 was received in cash. Quantify the amount for each annual period.

•
Tell us how advances under this loan totaling $4.8 million were recorded in the financial statements as proceeds were received from these individuals. Explain both the debit and credit sides of the accounting.

•
We see that the statement of stockholders’ equity for 2005 includes a credit totaling $3.4 attributed to issuance of the 11.3 million shares. Show us the debit side of the accounting and fully explain the rationale.

Response to Comment 11:

Our disclosure on the Form 10KSB was imprecise. The financing, while considered to be in the nature of a loan by the participants, was not actually a loan. The facts regarding this transaction are that Mr. Fu and two other individual provided an aggregate of $4.8 million to fund the construction of plant facilities. The construction in progress was funded and owned by these three individuals until the transfer of the plant facilities to ZQ Power -Tech in January 2005. ZQ Power-Tech did not enter into any agreement or have any commitment to purchase the plant facilities until both parties reached an agreement in January 2005.

At the facilities transfer date and subsequent to the issuance of shares on January 10, 2005, the Company made the following accounting entry (in millions):

	Dr	Cr
On January 5, 2005
Property, Plant and Equipment	$4.8
Other Payables - Mr. Fu and two individuals		$3.1
Other Payables - Other construction vendors		$1.7
To record transfer of plant facilities to ZQ Power-tech

From January 4, 2005 to January 24, 2005
Cash	$1.7
Other Payables - Mr. Fu and two individuals		$1.7

Other Payables - Other construction contractors	$1.7
Cash		$1.7
To record loan from three individuals and payment to construction contractors

On January 10, 2005
Other Payables - Mr. Fu and two individual	$3.4
Common stock		$0.011
Additional paid in capital		$3.4
To record issuance of shares to satisfy other payables due to Mr. Fu and two individuals

12.	Please revise future filing to also provide a measure total comprehensive income. Refer to SFAS130, including Appendix B, for guidance on disclosures about comprehensive income.

Response to Comment 12:

The requested disclosure will be included in future filings.

13.
We see loan from individuals totaling $1.7 million in 2005. However, we do not see this loan on the balance sheet as of December 31, 2005. We also do not see specific description of the origin or disposition of the $1.7 million in the footnotes. Please tell us how the $1.7 million was accounted for when received and identify the date when the cash was received. Since the loan appears to have been satisfied, show us how you accounted for that event and explain the rationale in GAAP for the accounting. We presume these transactions were somehow related to the disclosure in Note 11(i). We may have further comment about disclosure upon review of your response.

Response to Comment 13:

Please refer to response on comment 11

14.	Expand future filing to disclose the specific period(s) over which the prepaid consulting expense is being amortized.

Response to Comment 14:

The requested disclosure will be included in future filings.

15.
Tell us why amortization expense decreased in 2005. Confirm to us that all of the underlying arrangements remained in affect as of December 31, 2005. If not, tell us how you accounted for any terminated or otherwise renegotiated arrangements.

Response to Comment 15:

Included in the 2004 stock compensation expenses was an amortization of $1.56 million expenses related to the issuance of 2.3 million shares to 11 employee for their services for the year and the amount was fully amortized during 2004. All the underlying arrangements with the consultants were in affect as of December 31, 2005.

16.
Tell us how you considered and applied the guidance from EITF 96-18 and EITF 00-18 in accounting for and reporting of the consulting agreements. Also, tell us why it is appropriate to classify the deferred stock compensation as an asset as opposed to a deduction from equity. Fully explain your rationale in GAAP for the balance sheet classification.

Response to Comment 16:

The Task Force reached a consensus in EITF 96-18 that the fair value of an equity instrument issued to a non-employee should be measured by using the stock price and other measurement assumptions as of the date at which either: 1) a commitment for performance by the counterparty has been reached; or 2) the counterparty's performance is complete. The Task Force also discussed situations in which counterparty performance may be required over a period of time but the equity award granted to the party performing the services is fully vested, exercisable and nonforfeitable on the date the parties enter into the contract. The Task Force decided that the measurement date for such an award could be the date that parties enter into the contract, even though services have not yet been performed. The Company applied this guidance and has been using the agreement date as the measurement date.

EITF 00-18 addressed the manner of accounting (that is, capitalize versus expense) for equity awards granted that are fully vested, nonforfeitable and exercisable at the contract date. At the July 19-20, 2000 meeting, the Task Force discussed the accounting by a grantor where fully vested, exercisable, nonforfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement (Issue 1).  The Task Force agreed that by eliminating any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached.  Further, the Task Force expressed a view that the grantor should recognize the equity instruments when they are issued (in most cases, when the agreement is entered into).  The majority of the Task Force generally agreed that whether the corresponding cost is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity) depends on the specific facts and circumstances. At the July 19, 2001 meeting, the Task Force discussed Issues 1 and 2.  The Task Force agreed to discontinue further consideration of Issue 1 regarding the period(s) and manner in which the grantor should recognize the measured cost of the transaction.  However, the Task Force observed that any measured cost of the transaction should be recognized in the same period(s) and in the same manner (that is, capitalize versus expense) as if the enterprise had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with, or using, the equity instruments. In situations in which the grantor concludes that the measured cost of the transaction should be capitalized on the balance sheet, the Task Force discussed under what circumstances, if ever, the grantor should present the capitalized cost as contra-equity.  The Task Force requested that the FASB staff develop criteria to use in assessing the appropriate balance sheet presentation of the capitalized cost in these situations.  The Task Force was not asked to reach a consensus.

As the Task Force does not have a consensus of the appropriate balance sheet presentation of the capitalized cost, the Company has taken the approach as if the Company had paid cash for the services for a prolonged period of time and capitalized the unearned portion as prepaid assets.

17.
Please tell us about the terms and conditions of the consulting agreements. Also describe the terms and conditions of the shares issued, including vesting provisions and any conditions that might lead to return and /or cancellation of those shares. The footnotes to future filings should also make full disclosure about these matters.

Response to Comment 17:

Our consulting agreements defined the term of the service period and the compensation package which usually include stock compensation. Stock granted to consultants is restricted stock with a vesting period tied to the service period. If the consultants were terminated for cause, all the unvested shares will be forfeited. We will make full disclosure about these matters in our future filings.

18.
In future filing please make quantified disclosure about operating loss carry-forwards. Also present any other relevant disclosure under SFAS 109, including disclosure about how you actually accounted for operating loss carry-forwards and other temporary differences. Please also make disclosure about the nature, terms and extent of tax holidays.

Response to Comment 18:

The requested disclosure will be included in future filings.

19.
In a written response, please describe the significant terms and conditions of sales for each significant sales channel. Explain in detail how you considered and applied the requirements of SAB 104 and SFAS 48 in concluding that revenue recognition at shipment is appropriate in GAAP. Future filings should further clarify how your revenue practices consider and apply the requirements of GAAP.

Response to Comment 19:

The Company through its subsidiary designs manufactures and markets rechargeable polymer lithium-ion ("PLI") batteries. The Company has conducted most of its marketing direct to its customers and also through a distributor, Easywood Holdings Limited of Hong Kong. For all sales either to customers directly or to the distributor, there are sale contracts or invoices with a fixed or determinable price. At delivery, the customers or the distributor has taken title to the products and assumed the risks and rewards of ownership. The customers or the distributor has no right of return except for defective products and their obligation is not contingent on resale of the products. The Company has concluded the revenue recognition at shipment is appropriate based on the above mentioned.

20.
We see from page 3 that a significant portion of your sales was through a distributor. Please tell us about the significant terms and conditions of sales to or through this entity. Explain why your revenue practices for transactions with this entity are appropriate. Confirm that there is no instances where payment of receivables from this entity is contingent on sell through by the distributor.

Response to Comment 20:

Per our distribution agreement with our distributor, the distributor has no right of returns except for defective products and their obligation is not contingent on resale of the products. We recognized revenue at the time when Collectibility is reasonably assured, Delivery has occurred (services have been rendered), persuasive Evidence of an arrangement exists, and there is a Fixed or determinable price.

21.
We see disclosure that you tolerate extended payment periods from a number of your customers. Please tell us about the nature and extent of the extended payment periods. Please also explain how you evaluated the extended periods in concluding that sales prices are fixed and determinable under SAB104; and, further explain how you considered the increased aging of receivables in concluding that an allowance for doubtful accounts is not necessary.

Response to Comment 21:

We provide more favorable payment terms to foster our business relationship with some business partners, but we have no collectibility issue so far with the agent and customers. The historical payment records show no doubtful debts despite the increased aging of receivables, and collectibility is reasonably assured by subsequent repayment of receivables.

22.	We see disclosure that you have significant sales outside of China. Please expand the footnotes to future filing to present the geographic disclosures specified under paragraph 38 to SFAS 131.

Response to Comment 22:

We will include the requested disclosure in future filings.

23.
You disclose that “gains and losses resulting from foreign currency transactions are included in accumulated other comprehensive income.” Please tell us why that accounting is appropriate under SFAS 52. Specifically refer to paragraphs 15 and 16 to SFAS 52.

Response to Comment 23:

The Company’s accounting policy on foreign currency translation follows SFAS 52. The increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss and that is included in determining net income for the period in which the exchange rate changes. The Company made a typo error on its foreign currency translation accounting policy disclosure and will amend the footnote to read “gains and losses resulting from foreign currency translation are included in accumulated other comprehensive income.”

24.
Please tell us about the terms of the sales to the related company. Specifically address the terms for payment. Identify and describe any terms or conditions of these sales that differ from those to third party customers.

Response to Comment 24:

All terms of sales to related companies are at arm-length with company’s standard commercial payment terms and there is no specific condition or situation that these sales have terms differed from our third party customers.

25.
We see receivable for income taxes of $207,000. Yet, we see no benefit for income taxes on the face of the income statement. Please identify the location of the credit recorded in connection with this asset and explain why that classification is appropriate under SFAS 109. Please note that charges and credits for taxes on income should normally be separately presented on the statement of operations. Refer to SFAS 109 and further advice.

Response to Comment 25:

The local tax authority practice requires payment of income tax liabilities based on the tax return and a subsequent refund of tax payment upon verification of tax exemption status. We paid $207,000 based on our 2005 tax return and since we are still within the local income tax exemption period, we are entitled to a full refund of the tax paid. The Company will present charges and credits for taxes on income on the statement of operations in the future filings.

26.	Please expand the notes to future filings to present a full description of the terms and provisions of the 2006 Equity Incentive Plan.

Response to Comment 26:

We will make the requested disclosure in future filings.

27.
You disclose that prepaid expense includes deferred stock-based compensation for services not yet rendered. Tell us how you applied the transition guidance from SFAS123(R) in accounting for and reporting of amounts attributed to these arrangements upon adoption of SFAS 123(R). Refer to paragraph 74 to SFAS 123(R)

Response to Comment 27:

The Company adopted SFAS 123(R) using a modified version of prospective application. Under modified prospective application, SFAS 123(R) applies only to new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. The Company has re-assessed each service contract with the requisite service that have not been rendered and determined that the remaining requisite service of those contracts is not materially different from the estimates of the original amortization periods. The Company did not make a one time adjustment to the prepaid expenses.

28.
As a related matter, when you adopt a new accounting standard during an interim period, the notes to interim financial statements should present all material disclosures requires by that new standard in the period of adoption. Since you have restricted stock grants from prior years under the 2004 plan, it appears that addition disclosure under SFAS 123(R) may be required. Please review the disclosures required under paragraphs 64, A240 and A241 to SFAS 123 (R) and appropriately expand the notes to future interim financial statements. Show us how you intend to apply this comment.

Response to Comment 28:

In future interim financial statements filings, we will include the following disclosures:

a. The nature and terms of share-based payment arrangements that existed during the period and the potential effects of those arrangements on shareholders;
b. The effect of compensation cost arising from share-based payment arrangements on the income statement;
c. The method of estimating the fair value of the goods or services received, or the fair value of the equity instruments granted (or offered to grant), during the period; and
d. The cash flow effects resulting from share-based payment arrangements.

ACKNOWLEDGEMENT

The undersigned, as Chairman of Advanced Battery Technologies, Inc., hereby acknowledges that:

-	Advanced Battery Technologies is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	Advanced Battery Technologies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours.

/s/ Fu Zhiguo

Fu Zhiguo, Chairman

Advanced Battery Technology, Inc
For the year ended 31 December 2004 and 2005
Common Stocks Issued to Employee and Consultants

			Service period			Stock value
Recipients		Number of stock issued	From	To	(Months)	Stock price	Stock Value

11 Employee	Employee	2,250,000	1.1.2004	31.12.2004	12	$ 0.70	$ 1,560,000
John Leo	Employee	200,000	1.4.2004	31.5.2014	120	3.50	700,000
Mr. Chan Ching Chun	Consultants	100,000	1.1.2004	31.12.2008	60	4.00	400,000
Mr. Li Wing Chun Charles	Consultants	71,500	1.6.2004	31.5.2009	60	3.50	250,250
Mr. Lam Chi Yin Henry	Consultants	71,500	1.6.2004	31.5.2009	60	3.50	250,250
Mr. Chan Tsz King	Consultants	77,000	1.6.2004	31.5.2009	60	3.50	269,500
Ms. Yu Hao	Consultants	50,000	1.8.2004	31.7.2014	120	2.65	132,500
Ms. Yuan Ji	Consultants	125,000	1.8.2004	31.7.2014	120	2.65	331,250
You H. Yu	Employee	20,000	1.3.2005	31.12.2005	9	0.52	10,400
Mr. Gang Fu	Employee	300,000	1.6.2005	31.5.2015	120	1.84	552,000
Mr. Shuai Yang	Employee	300,000	1.6.2005	31.5.2015	120	1.84	552,000
Mr. Xihai Yang	Employee	250,000	1.6.2005	31.5.2015	120	1.84	460,000
Mrs. Min Wang	Employee	250,000	1.6.2005	31.5.2015	120	$ 1.84	$ 460,000

		2004
Recipients		Value of stocks issued to employee	Value of stock issued to consultants	Expensed during the year	Captialized as Prepaid Expenses

11 Employee	Employee	$ 1,560,000		$ 1,560,000
John Leo	Employee	700,000		163,014	$ 536,986
Mr. Chan Ching Chun	Consultants		$ 400,000	58,813	341,187
Mr. Li Wing Chun Charles	Consultants		250,250	63,420	186,830
Mr. Lam Chi Yin Henry	Consultants		250,250	63,420	186,830
Mr. Chan Tsz King	Consultants		269,500	68,298	201,202
Ms. Yu Hao	Consultants		132,500	20,692	111,808
Ms. Yuan Ji	Consultants		331,250	103,459	227,791
You H. Yu	Employee
Mr. Gang Fu	Employee
Mr. Shuai Yang	Employee
Mr. Xihai Yang	Employee
Mrs. Min Wang	Employee
		$ 2,260,000	$ 1,633,750	$ 2,101,116	$ 1,792,634

		2005
Recipients		Value of stocks issued to employee	Expensed during the year	Captialized as Prepaid Expenses	Captialized as Unearned Stock Compensation

11 Employee	Employee
John Leo	Employee		$ 70,000	$ 466,986
Mr. Chan Ching Chun	Consultants		80,000	261,187
Mr. Li Wing Chun Charles	Consultants		50,050	136,780
Mr. Lam Chi Yin Henry	Consultants		50,050	136,780
Mr. Chan Tsz King	Consultants		53,900	147,302
Ms. Yu Hao	Consultants		13,250	98,558
Ms. Yuan Ji	Consultants		33,125	194,666
You H. Yu	Employee	$ 10,400	10,400		$ -
Mr. Gang Fu	Employee	552,000	32,200		519,800
Mr. Shuai Yang	Employee	552,000	32,200		519,800
Mr. Xihai Yang	Employee	460,000	26,833		433,167
Mrs. Min Wang	Employee	460,000	26,833		433,167
		$ 2,034,400	$ 478,842	$ 1,442,259	$ 1,905,933